SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
Dated: June 25, 2010
Commission File No. 001-32520
NEWLEAD HOLDINGS LTD.
(Translation of registrant’s name into English)
83 Akti Miaouli & Flessa Str.
185 38 Piraeus Greece
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑            Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐            No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐            No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐            No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
N/A

On June 25, 2010, NewLead Holdings Ltd. (the “Company”) issued a press release announcing the execution of a letter of intent for the dropdown of five dry bulk vessels, including two newbuildings, and the right of first refusal for three newbuildings from Grandunion Inc. The press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.
The information contained in this Report is hereby incorporated by reference into the Company’s Registration Statements on Form F-3, File Nos. 333-165745 and 333-165748.
Exhibits

Exhibit No.	Exhibit
99.1	Press Release dated June 25, 2010

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEWLEAD HOLDINGS LTD.
By:	/s/ Michail Zolotas
Michail Zolotas
Chief Executive Officer
Dated: June 25, 2010